

Mail Stop 3561

December 18, 2015

Via E-mail
Mr. Blake Olafson
Chief Executive Officer
Alexandra Capital Corp.
2075 West 37th Avenue
Vancouver, British Columbia
Canada V6M 1N7

> **Re:** **Alexandra Capital Corp.**
> **Form 20-FR (12g)**
> **Filed September 11, 2015**
> **File No. 000-55509**

Dear Mr. Olafson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: William L. Macdonald, Esq.
        Macdonald Tuskey